UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NYSE EURONEXT

(Name of Subject Company)

NYSE EURONEXT

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

629491101

(CUSIP Number of Class of Securities)

John K. Halvey

Group Executive Vice President and General Counsel

NYSE Euronext

11 Wall Street

New York, New York 10005

(212) 656-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp

David K. Lam

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NYSE Euronext Management Update May 5, 2011 © NYSE Euronext. All Rights Reserved.

Legal Disclaimer
Cautionary Note Regarding Forward-Looking Statements
This presentation may contain forward-looking statements, including forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE
Euronext’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and other factors detailed in NYSE
Euronext’s reference document for 2010 ("document de référence") filed with the French Autorité des Marchés Financiers (Filed on April 19, 2011
under No. D.11-0333), 2010 Annual Report on Form 10-K and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change.
Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext that the projections will prove to be correct. This presentation speaks only as of this date. NYSE
Euronext disclaims any duty to update the information herein.
To supplement NYSE Euronext's consolidated financial statements prepared in accordance with GAAP and to better reflect period-
over-period comparisons, NYSE Euronext uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to (i) present the effects of certain merger expenses, exit costs and other special items, and (ii) improve overall understanding of NYSE
Euronext's current financial performance and its prospects for the future. Specifically, NYSE Euronext believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance. The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release. See NYSE Euronext’s earnings release dated April 28, 2011 for a reconciliation of non-GAAP financial measures to GAAP measures.

Safe Harbour Statement
NYSE Euronext will file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event that Nasdaq OMX Group, Inc. and/or IntercontinentalExchange Inc. commences a tender offer for the outstanding shares of NYSE Euronext common stock. NYSE Euronext stockholders are strongly encouraged to read the Solicitation/Recommendation Statement if and when it becomes available, as it will contain important information. Stockholders will be able to obtain this Solicitation/Recommendation Statement, any amendments or supplements to the proxy statement and other documents filed by NYSE Euronext with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the Solicitation/Recommendation Statement and any
amendments and supplements to the Solicitation/Recommendation Statement will also be available for free at NYSE Euronext’s website at www.nyse.com.
In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. NYSE
Euronext will mail the definitive proxy statement/prospectus (when finalized) to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and
Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the
German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz) on May 2, 2011, and was published on May 4, 2011.
Investors and security holders are urged to read the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and the offer document regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The definitive proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com. The offer document is available at Holding’s Web site at www.global-exchange-operator.com.
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer is not being made directly or indirectly in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.
Participants in the Solicitation
NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements
This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.
3
Legal Disclaimer

Deutsche Börse Merger Accelerating Current Strategy

Strong Execution Against Our Strategy to Deliver Customer Solutions
NYSE
NYSE
Amex
NYSE
Arca
Euronext
NYSE
Arca
NYSE
Liffe
NYSE
Amex
NYSE
Liffe U.S.
Market
Data
Transaction
Services
Infra-
structure
Derivatives Cash Trading and Listings
Information
Services and
Technology Solutions
# 1 in global IPOs in 1Q11
Over 90% market share of U.S.
proceeds raised
Superior customer service leading to 2
companies transferring from Nasdaq
with 2 additional transfers announced,
building on 14 transfers in 2010
Harmonization of trading infrastructure
Implementation of major global
datacenter projects
Successful launch of NYSE Liffe U.S.
and NYPC
Market share of approximately 2-3%
of Eurodollars
Open interest growing
Breadth of client activity continues to
expand with strong pipeline of
meaningful market participants
Successful launch of MTF
for Goldman Sachs; hosted
and managed by NYSE
Technologies
Migration to Mahwah for
NYSE Arca
1st major “Infrastructure-as-
a-Service” deal signed with
tier 1 financial services firm

6
Our Strategy: Build a Capital Markets Community
Drives the evolution of the exchange
industry
Leverages leading position in the global
capital markets to bolster service
offerings
Creates the hub that brings together a
capital markets community to facilitate
and drive innovation
Generates value for NYX shareholders
through operating leverage and new
revenue opportunities
Reduces risk and dependency upon
cyclical markets; enhances competitive
position
Minimal Presence Some Presence Strong Presence
NYX Current Portfolio
Corporate
Listings
& Product
Creation
Market Data
Clearing
Settlement
and
Custody
State-of-the-
Art Trading
Infrastructure
Global
Client
Base
Powerful
Sell-Side
Customers
Information
Services
Capital
Efficiency
Collateral
Management
Co-Lo
Global
Connectivity
Networks
Partnerships
in New
Markets
Asset Servicing
Risk
Management
Analytics
Index
Business
Services for
Issuer
Community
Infra-
Structure
Services
Global
Exchange
Links

Markets

Stoxx
Market Data and Analytics
Exchange Clearing
Clearstream

NYSE Euronext.

Combination With Deutsche Börse Accelerates Current Strategy
Product suite and footprint highly
complementary
Unites leading venues for risk management
and capital raising
Largest global derivatives platform and
largest capital raising venue
Product innovation and capital savings for
trading clients
Pre-eminent market infrastructure facilitating
24 hour access to trading, information and
settlement
Robust strategic and financial optionality given
strong balance sheet
Considerable scope for cost synergies and
incremental revenue opportunities to drive
shareholder value
Enhanced opportunities and cost savings
for clients
Opportunity to unlock value at Deutsche Börse
Leading franchises in every segment should
command premium valuation
Post-Merger
Strong Presence
Corporate
Listings &
Product Creation
Market Data
Clearing
Settlement
and
Custody
State-of-the-
Art Trading
Infrastructure
Global
Client
Base
Powerful
Sell-Side
Customers
Information
Services
Capital
Efficiency
Collateral
Management
Co-Lo
Global
Connectivity
Networks
Partnerships
in New
Markets
Asset Servicing
Risk
Management
Analytics
Index
Business
Services for
Issuer
Community
Infra-
Structure
Services
Global
Exchange
Links
Markets

8
30%
70%
Notes: 1. Based on €/$ exchange rate of 1.33.
2. Pro Forma calculation allocates the NYX Corporate/Eliminations segment operating loss based on the relative revenue contribution of each legacy NYX segment.
Pro Forma NYSE / Deutsche Börse 2010 Net Revenue and EBITDA
U.S.
Non-U.S.
Product Suite and Geographic Footprint Highly Complementary
Geographic Breakdown
Net Revenue
1
: $5.4 billion
Product Breakdown
29%
37%
20%
14%
27%
17%
11%
45%
Cash Trading
& Listings
Derivatives
Settlement &
Custody
Market Data &
Technology
Net Revenue ¹ : $5.4 billion
Cash Trading &
Listings
Derivatives
Market Data &
Technology
Settlement &
Custody
EBITDA
1 2
: $2.6 billion

9
Note: 1. Source: Futures Industry, Annual Volume Survey 2010. Does not include OTC transactions. ICE included for comparative purposes.
Leading Risk Management and Capital Raising Markets
Derivatives
2010 Europe Cash Trading Market Share
22% 24%
6%
9%
28%
11% NYX + DB1
Complementary equity index and interest rate derivatives
migrated to common trading and clearing infrastructure
Product innovation
~$3 billion in capital efficiencies for clients
Operational efficiencies for customers
Most diversified derivatives exchange in the world
Potential for new market penetration
Attractive partner for OTC market
Cash and Listings
Largest and only regulated exchange pan-EU trading
platform covering almost 2/3 of Eurozone GDP
Integrated order book and single clearing system reduces
costs and increases liquidity for EU clients
Increased trading opportunities vs. Pan-EU equity
derivatives platform
Continued global leadership in capital raising with
enhanced profile for listed issuers
BATS + Chi-X
BME (Spain)
Other
Nasdaq OMX
LSE + Borsa Italiana
4.8
3.7
3.1
1.6
1.4
1.1
1.1 1.1
0.3
NYX +
DB1
Korea
Ex.
CME NSE BMFB CBOE NDAQ MCEI ICE
2010 Total Volumes – Global Derivatives Exchanges
Ranked by Futures and Options Traded and/or Cleared
1
(in billions)
1 2 3 4 5 6 7 8 13 Rank

Integration and Closing Processes Crossing Key Milestones
Integration teams identified and project offices
established
Further validation and quantification of synergies
Accelerated timeline of run rate expense
synergies
Increasingly detailed roadmap for synergy
realization
Position mapping and relationship building
ongoing at senior management level
Developing strategy for IT infrastructure and
development
Conversations with over 100 policymakers
Meetings with key government, regulatory and
financial constituents in Paris, London,
Brussels, Amsterdam and Lisbon
Initial meeting and filing with DOJ
4 College of Regulators meetings with others
scheduled
Initial meeting with the Committee on Foreign
Investment in the U.S. (CFIUS)
Publicly filed F-4 with SEC on April 6
th
and 25
th
and it was declared effective on May 3
rd
Draft BaFin filings submitted April 12
th
and 21
st
Draft Competition filing submitted to European
Commission with pre-notification discussions
ongoing – we intend to formally file the EU
notification by mid-June
Integration Planning Regulatory Process

Listings Update

Key Highlights
Core Listings Franchise
Strong commitment to the NYSE and AMEX listing platforms
Core contributors to the firm’s value
DMM/Market model key differentiator in a highly fragmented and competitive landscape
Focus on investment in new services, high customer service, community, and advocacy
Capital Markets
IPO pipeline remains robust and broad-based across industries, geographies, PE and VC backed
NYSE Euronext ranked #1 globally in 1Q11 for IPOs and Follow-on offerings
Strong 1Q11 NYSE momentum for IPOs listing in the U.S. with 92% of all proceeds and the 10 largest IPOs all listing on our platform
Notable 1Q11 listings include: Adecoagro, BankUnited, IMAX, Kinder Morgan, Nielsen, and Qihoo
LinkedIn publicly announced its intention to list on the NYSE
Evolution of Trading
Trading world has evolved driven by competition, technology, fragmentation, regulation, HFT/Algos/Dark pools, speed and capacity
Issuers are required to piece together a mosaic of data points across markets and products
Requires NYSE to redefine/evolve our relationship with issuers in a dynamically changing world
NYSE has and will continue to significantly invest and offer a robust suite of products and services to meet the needs of our customers

1Q2011 Global IPO Proceeds ($B)
$14.7
$10.5
$5.6
$3.8
$2.2
$2.0
$1.9
$1.3
$1.2
$1.2
NYSE Euronext
Singapore
LSE
Hong Kong
Brazil
Toronto
Nasdaq OMX

1Q2011 Global Follow-On Proceeds ($B)
$40.6
$18.3
$12.5
$10.5
$10.3
$6.8
$5.7
$4.9
$4.8
$3.4
NYSE Euronext
Nasdaq OMX
LSE
Tokyo
Toronto
Frankfurt General
Australian SE

# of Deals																				
	27	74	3	10	6	12	5	3	35	18	154	139	176	46	240	10	8	179	30	2

1Q2011 Domestic IPO Proceeds ($B)
$14.7
$1.3
NYSE Group
Nasdaq

1Q2011 Domestic Follow-On Proceeds ($B)
$37.5
$14.0
NYSE Group
Nasdaq

# of Deals				
	25	20	135	125

Data includes operating companies, REITs, closed end funds, BDCs, BCCs, and best efforts
Source: Dealogic

NYSE Euronext

NYSE - Global Leadership in IPOs and Follow-on Offerings 13

Leading Venue for Largest Deals

Nasdaq
NYSE
9/10
10/10
2010
1Q2011

Top 10 domestic deals by proceeds
Source: Dealogic

On Average, 23% of all NYSE IPOs are Non-U.S.

21%
29%
25%
16%
27%
23%
2006
2007
2008
2009
2010
1Q2011

NYSE Attracted 58% of U.S. Filings

Undecided
Nasdaq
NYSE
$4.70
$10.97
$21.62
13%
29%
58%
1Q2011

Source: Dealogic

NYSE Attracted 66% of Tech IPOs

Nasdaq
NYSE
$414
$807
34%
66%
1Q2011

Source: Dealogic
Dealogic Tech Industry classification

NYSE Euronext

NYSE – Strong Momentum for U.S. Listed IPOs 14

Transfers to and from the NYSE
14
3
2*
0
To NYSE
To Nasdaq
2010
1Q2011

Transfers to and from the NYSE
184*
25
To NYSE
To Nasdaq
2000 to 1Q2011

Source: NYSE Research
*As of 4/12/2011, 2 additional companies, Miller Petroleum and SuccessFactors, have publically announced their intent to transfer
Note: Transfers include transfer from NYSE to Nasdaq, and Nasdaq to NYSE

NYSE Euronext

NYSE - Favorable Transfer Momentum 15

U.S. Market Share Since 2005

TRF
NYSE GROUP
Nasdaq OMX Group
60
50
40
30
20
10
0
1/1/2005
7/1/2005
1/1/2006
7/1/2006
1/1/2007
7/1/2007
1/1/2008
7/1/2008
1/1/2009
7/1/2009
1/1/2010
7/1/2010
Period 1/01/05 – 12/31/10
Reflects market share of total US volume
Source: NYSE Data Gateway

U.S. Market Share – March 2011

Nasdaq Group 20%
3%
17%
31%
13%
9%
13%
14%
NYSE Group
27%
TRF
NYSE
NYSE Arca
Bats
Other
Nasdaq OMX Group
Period 03/01/11 – 03/31/11
Reflects market share of total US volume
Source: NYSE Data Gateway

NYSE Euronext

Evolution of U.S. Cash Equities
Fragmentation and electronification has reduced visibility into trading
13 exchanges, 30+ ATSs, 200 BD trade desks, 31% dark pools/internalization
Clearing interoperability in U.S. equities (DTCC) creates fierce competition
Reg NMS in 2007: Route to best prices to protect top-of-book for electronic markets
Algorithms estimated 40% of buy-side volume, HFT 60%-70% of volume (TABB)
NYSE has responded to competition by continually investing in technology and the information analytic services we provide to our listed companies
Source: NYSE Euronext, Rosenblatt
Securities

Commitment
Increased investment significantly to build sweeping service offering, including our NYSE MAC Desk, a dedicated team of
market professionals
Investment
Growth
Substantial Investment in Services for our Issuers
Provide the most comprehensive suite of services unmatched
by any other Exchange
Broadened portfolio from 5 services in 2007 to over 23 in 2010
Diversity
Expanded offering to C-Suite, governance and boardroom
executives, including our partnership with Corporate Executive
Board, and acquisition  of Corporate Board Member
Quality
Strategic
Partnerships
Partnerships and strategic acquisitions with “best-in-class”
providers broadens portfolio and enhances subject matter expertise
Corporate Board Member, Corporate Executive Board, Thomson
Reuters, Ipreo

• Strong and growing
services portfolio
appeals to a diverse
audience of executives.
• Market Intelligence and
Analytics
• Executive Education
lead by industry experts
• Global Visibility
Solutions
Factset
Institutional
Ownership
Custom Short
Interest Reports
NYSE Connect
NYSE MAC
Advisor
NYSE MAC
Alerts
NYSE Market
Focus Report
MAC Mid-Day
Policy Insights
Corporate
Executive Board
Liquidnet
InfraRed
Corporate
Board Member
Morning Market
Update
This Week in the
Boardroom
Executive
Education
Investor
Conferences
Differentiated Service Offering Adds Unmatched Value

Issuer Advocacy
NYSE Euronext is committed to being an advocate on behalf of our issuers
Partner with the NYSE Community vs. ‘go it alone’
NYSE connects you to policy makers and thought leaders
Benefit  from our active voice in D.C. on market structure and regulatory issues
Key Themes
NYSE Commission on Corporate Governance
Market structure: working towards a fair and transparent market for you
Job Creation and improving regulatory barriers to raising capital
Dodd Frank
SOX Relief for smaller issuers
Education : Director Education & Financial Literacy
Tax Reform

Knight®
NYSE Euronext
Knight
THE SCIENCE OF TRADING
THE STANDARD OF TRUST
MAY
25
TUESDAY
KCG
LISTED
NYSE

Paris, 25 mai 2010
Introduction en bourse
Knight

Knight

NYSE Euronext.

Global Platform – Knight Capital: Cross Listing on NYSE Euronext
Knight Capital opened the European
and U.S. Markets on the same day with
bell ringings in New York and Paris to
celebrate the transfer from NASDAQ
and the listing of the company’s
common stock on the NYSE cross-
listing of its common stock on the
Professional Segment of the Paris
market of NYSE Euronext.
Footage of each event was compiled
for a global listing reel for Knight to use
for future marketing initiatives
Façade signage, decals lining Broad
Street and a large 9ft flag planted on
Wall Street with its pennant flying high
drove additional visibility
Knight placed advertising in national
and international editions of top
financial newspapers
Webcast of the bell ringing  distributed
to Knight employees worldwide
NYSE media team secured interview
with CNBC, MSNBC, BBC World
Business Report, La Tribune, L'Agefi
(newswires and European press), and
Financial Times

GENERAL MOTORS
NYSE Euronext
GM
LISTED
NYSE
GMC

GM
LISTED
NYSE

NYSE Euronext

GM emerged from bankruptcy to
become the biggest IPO of 2010
CEO Dan Akerson rang the NYSE
Opening Bell with the sound of the
horn of its 2011 Chevrolet Camaro
SS model to coincide with the
opening of the NYSE market
Showcased its newest models
including the Chevrolet Volt, Cruze
and Camaro convertible, Cadillac
CTS-V coupe, GMC Sierra HD on
NYSE Experience Square
“It feels great to be publicly listed
again and it feels great to be listed
on the best Exchange in the World”
(Dan Akerson, CEO, GM)
Over 10,093 total story placements
5,188+ Print/online stories
4,905+ Broadcast stories
33,336 Twitter posts
Reaching an audience of 90,752,199
Inclusion in co-branded advertising
including: print, online, out-of-home
and upcoming TV campaign
GM’s Return to the Public Markets

pepsi refresh project
refresheverything.com
NYSE Euronext
FEBRUARY
1
MONDAY
pepsi refresh project
PEP
LISTED
NYSE

VOTE NOW!
ALL

pepsi refresh project

pepsi
GOOD IDEA
pepsi

NYSE Euronext

Pepsi visited the NYSE to kick off
community voting for its $20
million Pepsi REFRESH project.
Indra K. Nooyi, Chairman and
Chief Executive Officer, PepsiCo
Inc rang The Opening Bell
“NYSE is one of the best known
companies in the world and our
feeling was a program of this
magnitude had to be launched in
a place befitting it.” - Indra K.
Nooyi, Chairman and Chief
Executive Officer, PepsiCo Inc
Pepsi Refresh Project supports
those who generate innovative,
optimistic ideas, and planned to
award more than $20 million in
2010 to move communities
forward.
Visibility – PepsiCo’s Refresh Project